Filed pursuant to Rule 424(b)3
Registration No. 333-149843
PROSPECTUS

8,499,642 shares

The selling stockholders identified in this prospectus are offering for sale, from time to time, up to 8,499,642 shares of our common stock, $0.001 par value per share.

The selling stockholders have indicated that sales of their shares of such common stock may be made by the methods described in the section entitled “Plan of Distribution” in this prospectus.

The selling stockholders acquired their shares from us and we assumed warrants to purchase shares of our common stock in a merger that closed on September 19, 2007 and is more fully described on page 19 of this prospectus under the heading “Selling Stockholders.”

Our Common Stock is quoted on the Nasdaq Global Market under the symbol “INHX”. On April 23, 2008, the last reported sale price for our Common Stock was $0.63.

Investing in our stock involves a high degree of risk. See “Risk Factors” beginning on Page 4 for information that you should be considered before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 24, 2008

Neither the delivery of this prospectus, nor any sale of the shares, shall create any implication that the information in this prospectus is correct after the date hereof.

This prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before investing in our common stock. Prior to deciding to invest in our common stock, you should read this entire prospectus carefully, including the section entitled “Risk Factors” and other information incorporated herein by reference. Unless otherwise specified, references in this prospectus to “Inhibitex,” the “Company,” “we,” “our” and “us” refer to Inhibitex, Inc.

Our Business

We are a biopharmaceutical company focused on the development of differentiated anti-infective products to prevent and treat serious infections. In 2006, we adopted a strategy to pursue pre-clinical or clinical-stage antiviral development programs via in-licensing or acquisition, and postponed the initiation of any additional clinical trials of Aurexis or other preclinical programs based on our MSCRAMM platform, pending the implementation of this new strategic direction. In connection with this strategy, we entered into the following transactions as described below.

On April 9, 2007, we entered into a definitive Agreement and Plan of Merger and Reorganization with FermaVir Pharmaceuticals, Inc., or FermaVir, which was completed on September 19, 2007. FermaVir’s pipeline included FV-100, a nucleoside analogue being developed for the treatment of herpes zoster infections (shingles), and a series of preclinical nucleoside analogues with antiviral activity against cytomegalovirus, or CMV disease.

On September 11, 2007 we entered into an exclusive worldwide license agreement with the University of Georgia Research Foundation, or UGARF, for intellectual property covering a series of compounds for the treatment of human immunodeficiency virus, or HIV, integrase inhibitors, as well as small molecule compounds being developed for the treatment of hepatitis C virus, or HCV infections in exchange for an upfront license fee, future milestone payments and royalties on future net sales. In connection with this license agreement, we also entered into a sponsored research agreement with UGARF to provide up to three years of financial support for specified research and development activities related to the licensed compounds and intellectual property.

On November 19, 2007, we entered into an exclusive worldwide license agreement with Cardiff University in Wales, United Kingdom and Katholieke Universiteit in Leuven, Belgium for intellectual property covering a series of HCV polymerase inhibitors in exchange for an upfront license fee, future milestone payments and royalties on future net sales. The licensed compounds include a series of nucleoside analogs that inhibit NS5b, an RNA-dependent RNA polymerase, which is a critical enzyme in the lifecycle of HCV.

As a result of these transactions, we have transitioned our strategic focus with respect to the anti-infective market and are primarily concentrating on the development of small molecule antiviral compounds. We are currently targeting our development efforts on therapies for shingles, HIV infection, chronic hepatitis C and CMV.

Currently available antiviral therapies have various therapeutic limitations, such as inadequate potency, diminishing efficacy due to the emergence of drug resistant viral strains, and patient non-compliance with certain treatment regimens due to toxicity, adverse side effects, complex dosing schedules and inconvenient routes of administration. We believe that our drug candidates may have the potential to address a number of these limitations and unmet needs in their respective, intended indications.

From our inception in 1994 until the middle of 2006, we devoted substantially all of our resources and efforts towards the discovery and development of novel antibody-based products for the prevention and treatment of serious bacterial and fungal infections, all of which were based upon our proprietary MSCRAMM protein platform. In November 2005, we completed enrollment of a pivotal Phase III clinical trial of Veronate, our lead product candidate at that time, which we had been developing for the prevention of hospital-associated Staphylococcal aureus infections in premature, very low birth weight infants. On April 3, 2006, we announced that this pivotal Phase III trial did not achieve its primary endpoint, or any of its secondary endpoints. In light of these Phase III trial results, we discontinued the development of Veronate, reduced our work-force and realigned our operations consistent with the status of other then-existing development programs.

We believe there may be significant business advantages to focusing on the development of drugs to treat infectious diseases, including the following:

•	the emergence of drug resistance creates a continuing need for new drugs to treat viral diseases, thus creating new markets and growing business opportunities;

•	infectious disease research and development programs generally have shorter development cycle times when compared to various therapeutic areas such as oncology, cardiovascular and central nervous system disorders; and

•	historical data suggest that anti-infective development programs that enter clinical development have a higher clinical success rate as compared to various other therapeutic areas such as oncology, cardiovascular and central nervous system disorders.

We have neither received regulatory approval to sell or market any of our current or past product candidates, nor do we have any commercialization capabilities; therefore, it is possible that we may never successfully derive any commercial revenues from any of our existing or future product candidates.

Our Product Candidates

The following table summarizes key information regarding our product candidates:

Current
Drug		Stage of		Marketing
Candidate	Indication	Development	Current Status	Rights

Antivirals
FV-100	Herpes Zoster	Clinical	• Initiating Phase I single ascending dose trial	Inhibitex
(shingles)
HIV Integrase Inhibitors	HIV Infection	Preclinical	• Lead optimization studies in progress	Inhibitex
HCV Polymerase	Chronic HCV
Inhibitors	Infection	Preclinical	• Lead optimization studies in progress	Inhibitex
HCMV	HCMV	Preclinical	• Lead optimization studies in progress	Inhibitex
infection
Antibacterials
Aurexis	Serious	Phase IIa	• Completed Phase IIa	Inhibitex
S. aureus Infections
Staphylococcal Vaccines	Active Vaccine	Preclinical	• Preclinical studies in progress	Wyeth
Diagnostics	Various	Pre- market	• Development	3M

Our Strategy

Our goal is to become a leading biopharmaceutical company that discovers and develops differentiated products that can prevent and treat serious infections. In order to achieve this goal, we intend to focus on the following strategies:

•	Advance the Development of Our Current Anti-Viral Product Candidates. We plan to focus our resources on the development of our most advanced clinical antiviral compound, FV-100, for the treatment of shingles, and our three preclinical antiviral development programs: HIV integrase inhibitors, nucleoside and non-

nucleoside HCV polymerase inhibitors, as well as a series of compounds for the prevention and/or treatment of CMV. In particular, we expect to:

•	Advance the development of FV-100 through clinical proof of concept, including the initiation of an additional Phase I clinical trial evaluating single ascending and multiple ascending doses of FV-100 in healthy volunteers in the first half of 2008;

•	Select a lead clinical candidate from our HIV integrase inhibitor program and advance this clinical candidate through Phase I clinical trials

•	Select a lead clinical candidate from our HCV polymerase inhibitor program and advance this clinical candidate through Phase I clinical trials

•	Select a lead clinical compound for the prevention and/or treatment of CMV.

•	Leverage or Monetize Our MSCRAMM Platform. We do not plan to allocate any additional development resources to advance the clinical development of programs based upon our MSCRAMM protein platform, but rather intent to further leverage our capabilities and intellectual property associated with our MSCRAMM protein platform by pursuing licenses, co-development, collaborations or other business arrangements that can provide financial and other synergistic capabilities to support the further development and potential of these programs, including Aurexis. We also plan to continue to support our existing MSCRAMM — based license and collaboration agreements with Wyeth for the development of staphylococcal vaccines and 3M for the development of diagnostic products.

•	Accelerate Growth Through New Collaborations. We intend to establish new strategic collaborations, partnerships and alliances where we believe we can accelerate the development of our development programs and drug candidates beyond preclinical or clinical proof of concept by utilizing the financial, clinical development, manufacturing and commercialization strengths of a leading pharmaceutical company.

Risks Affecting Us

We are subject to a number of risks that you should be aware of before you decide to purchase our common stock. These risks, which are discussed more fully in “Risk Factors” listed below on page 4.

Corporate Information

We were incorporated in Delaware in May 1994. Our principal executive offices are located at 9005 Westside Parkway, Alpharetta, Georgia 30004. Our telephone number is (678) 746-1100. Our website is www.inhibitex.com. Information contained on our website is not incorporated by reference into and does not constitute part of this prospectus.

RISK FACTORS

If you purchase our common stock, you will be taking on a high degree of financial risk. In deciding whether to purchase our common stock, you should carefully consider the following discussion of risks, together with the other information contained in this prospectus. The occurrence of any of the following risks could materially harm our business and financial condition and our ability to raise additional capital in the future. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to the Development of our Product Candidates

All of our product candidates are still in the early stages of development and remain subject to numerous preclinical studies, clinical testing and regulatory approval. If we are unable to successfully develop our product candidates, our business may be materially harmed.

Our failure to successfully develop one or more of our product candidates may have a material adverse effect on us, and possibly cause us to cease operations. To date, we have not commercially marketed, distributed or sold any product candidates. The success of our business depends primarily upon our ability to develop our product candidates through early stages of development and later commercialize our product candidates successfully. We plan to initiate a Phase I clinical trial evaluating single and multiple ascending doses of FV-100 in healthy volunteers in the first half of 2008. We also plan to select a lead clinical candidate for our HIV integrase and HCV polymerase inhibitor programs in 2008.

Our product candidates must satisfy rigorous standards of safety and efficacy before they can be approved for sale. To satisfy these standards, we must engage in expensive and lengthy preclinical studies and clinical testing and obtain regulatory approval of our product candidates. Despite our efforts, our product candidates may not:

•	offer therapeutic or other benefits over existing, comparable drugs;

•	be proven safe and effective in clinical trials;

•	have the desired effects or may include undesirable effects or the drug candidates may have other unexpected characteristics;

•	meet applicable regulatory standards;

•	be capable of being produced in commercial quantities at acceptable costs; or

•	be successfully commercialized by us or by partners.

Even if we achieve success in earlier stage clinical trials there can be no assurance that later-stage trials will be successful. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing or early clinical trials. Accordingly, the results from our other programs that have completed preclinical studies and clinical trials may not be predictive of the results we may obtain in later stage trials.

Our product candidates will require significant additional research and development efforts, substantial financial resources and regulatory approvals prior to advancing into further clinical development or being commercialized by us or collaborators. We cannot be certain that any of our product candidates will successfully progress through the drug development process or will result in clinically or commercially viable products. We do not expect any of our drug candidates to be commercially available to us or collaborators for at least several years. If we are unable to successfully develop our product candidates, our business will be materially harmed.

If preclinical studies or clinical trials for our product candidates, including those that are subject to collaboration agreements, are unsuccessful or delayed, we could be delayed or precluded from further developing or ultimately commercialization of our product candidates.

In order to further advance the development of and ultimately receive regulatory approval to sell our product candidates, we must conduct extensive preclinical studies and clinical trials to demonstrate their safety and efficacy to the satisfaction of the Food and Drug Administration, or FDA or other regulatory authorities. Preclinical studies and clinical testing are expensive, complex, may take many years to complete, and the outcomes are highly uncertain. Delays, setbacks or failures may occur at any time, or in any phase of preclinical studies or clinical development process for a number of reasons, including concerns about safety or toxicity, a lack of demonstrated efficacy or superior efficacy over other similar products that have been approved for sale or are in more advanced stages of development, poor trial design, and issues related to the manufacturing process of the materials used to conduct the clinical trials. The results of preclinical studies and prior clinical trials of our product candidates are not necessarily predictive of the results we may see in later-stage clinical trials. In many cases, product candidates in clinical development may fail to show desired safety and efficacy traits despite having successfully demonstrated so in preclinical studies or earlier stage clinical trials.

In addition, we may experience numerous unforeseen events during, or as a result of, preclinical studies and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our drug candidates, including: regulators or Institutional Review Boards, or IRBs may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site; enrollment in our clinical trials may be delayed or proceed at a slower place than we expected or participants may drop out of our clinical trials at a higher rate than we anticipated, resulting in significant delays; our third party contractors whom we rely on for conducting preclinical studies and clinical trials may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner; we might have to suspend or ultimately terminate our clinical trials if participants are being exposed to unacceptable health risks; IRBs or regulators may require that we hold, suspend or terminate preclinical studies or clinical trials for various reasons, including noncompliance with regulatory requirements; and the supply or quality of our product candidates necessary to conduct our preclinical studies or clinical trials may be insufficient or inadequate.

Even if the data collected from preclinical studies or clinical trials involving our product candidates satisfactorily demonstrate safety and efficacy, such results may not be sufficient to support the submission of an Investigational New Drug, or IND application to support the initiation of clinical trials in humans or a New Drug Application, or NDA, or Biological License Application, or BLA to obtain regulatory approval from the FDA in the United States, or elsewhere, to sell the product.

We must comply with extensive government regulations in order to advance our product candidates through the clinical development process and ultimately obtain and maintain marketing approval for our products in the United States and abroad.

Our product candidates and any products for which we receive FDA approval to advance through clinical development and ultimately sell are subject to extensive and rigorous domestic and foreign government regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products. Our product candidates are also subject to similarly extensive regulation by foreign governments to the extent we seek to develop them in those countries. We or our collaborators must provide the FDA and foreign regulatory authorities, if applicable, with preclinical and clinical data that appropriately demonstrate our product candidates’ safety and efficacy before they can be approved for the targeted indications. None of our product candidates have been approved for sale in the United States or any foreign market, and we cannot predict whether we will obtain regulatory approval for any product candidate we are developing or plan to develop. The regulatory review and approval process can take many years, is dependent upon the type, complexity, novelty of, and medical need for the product, requires the expenditure of substantial resources, involves post-marketing surveillance and vigilance, and generally involves ongoing requirements for post-marketing studies or Phase IV clinical trials. In addition, we or our collaborators may encounter delays in or fail to gain regulatory approval for our product candidates based upon additional governmental regulation resulting from future legislative or administrative action or changes in FDA policy or interpretation during the period of product development. Delays or failures in obtaining regulatory approval to advance our product candidates through clinical development and ultimately commercialize them may:

•	adversely affect the ability to further develop or commercialize any of our product candidates;

•	diminish any competitive advantages that we or our collaborators may have or attain; and

•	adversely affect the receipt of milestones payments and royalties from the sale of our products or product revenues.

Furthermore, any regulatory approvals, if granted, may later be withdrawn. If we or our collaborators fail to comply with applicable regulatory requirements at any time, or if post-approval safety concerns arise, we or our collaborators may be subject to restrictions or a number of actions, including:

•	delays, suspension or termination of the clinical trials related to our products;

•	refusal by the FDA to review pending applications or supplements to approved applications;

•	product recalls or seizures;

•	suspension of manufacturing;

•	withdrawals of previously approved marketing applications; and

•	fines, civil penalties and criminal prosecutions.

Additionally, we or our collaborators may voluntarily halt the development of any product candidate or withdraw any approved product from the market if we believe that it may pose an unacceptable safety risk to patients, or if the product candidate or approved product no longer meets our business objectives.

The ability to develop or market a pharmaceutical product outside of the United States is contingent upon receiving appropriate authorization from the respective foreign regulatory authorities. Foreign regulatory approval processes typically include many, if not all, of the risks associated with the FDA as described above and may include additional risks.

We have limited experience in the development of antiviral product candidates and therefore may encounter difficulties developing our product candidates or managing our operations in the future.

We recently acquired or licensed several antiviral drug development programs that are based upon chemical compounds, also referred to as small molecules. Historically, we have focused our resources on the development and commercialization of antibody-based product candidates, which are composed of biologic materials and are generally considered to be large molecules. Therefore, we have limited experience in the discovery, development and manufacturing of antiviral small molecule compounds. In order to successfully develop our antiviral pipeline and manage this shift in operational focus, we have begun to expand and supplement our research, clinical development, regulatory, medicinal chemistry, virology and manufacturing functions through the addition of key employees, consultants or third-party contractors to provide certain capabilities and skill sets that we currently do not possess, including but not limited to virology, medicinal chemistry, drug formulation and pharmacology. We cannot assure you that we will attract or retain such qualified employees, consultants or third-party contractors with the appropriate antiviral small molecule drug development experience. In the event we cannot attract such capabilities or successfully develop our antiviral pipeline or manage these operational changes, our business will be materially harmed.

In order to develop our product candidates, we expect that we will need to raise additional capital in the future, which may not be available to us on acceptable terms, if at all.

We expect that we will need to raise additional capital in the future, and the timing and extent of this need will depend on many factors, some of which are very difficult to predict and others that are beyond our control, including:

•	our ability to successfully advance the development of our drug candidates and programs, most of which we have recently obtained;

•	the time and cost to complete the requisite preclinical studies and clinical trials and receive regulatory approval to advance our product candidates through the various phases of clinical development;

•	the amount of future payments, if any, received or made under existing or future license, collaboration or similar arrangements;

•	the costs associated with protecting or expanding our patent and other intellectual property rights; and

•	whether we acquire licenses to new products, development programs or compounds in the future through in-licensing, acquisition or merger, and the stage of development of any such development programs.

If any of our product development efforts are successful, we may receive licensing fees, milestone payments and royalties pursuant to licensing and collaboration agreements we may enter into, which could lessen the need for additional capital, but there can be no assurance that we will be successful in our product development efforts or that we will be able to enter such agreements.

We anticipate that our existing cash and cash equivalents and short-term investments, together with proceeds we expect to receive from existing license and collaboration agreements will enable us to operate for a period of at least 24 months from the date of this prospectus. We have no other committed sources of additional capital at this time. We cannot assure you that funds will be available to us in the future on acceptable terms, if at all. If adequate funds are not available to us at all or, on terms that we find acceptable we may be required to delay, reduce the scope of, or eliminate research and development efforts or clinical trials on any or all of our product candidates. We may also be forced to curtail or restructure our operations, obtain funds by entering into arrangements with licensees, collaborators or partners on unattractive terms, or sell or relinquish rights to certain technologies, product candidates or our intellectual property that we would not otherwise sell or relinquish in order to continue our operations.

If we are unable to retain or, in the future, attract key employees, advisors or consultants, we may be unable to successfully develop our product candidates or otherwise manage our business effectively.

Our success depends in part on our ability to retain qualified management and personnel, directors and academic scientists and clinicians as advisors or consultants. We are currently highly dependent upon the efforts of our executive officers and senior management. In order to develop our preclinical and clinical-stage development programs, we will need to attract and retain personnel with experience in a number of disciplines, including research and development, clinical testing, government regulation of pharmaceuticals, manufacturing and chemistry, business development, accounting, finance, human resources and information systems. Although we have not had material difficulties in attracting and retaining key personnel in the past, we may not be able to continue to attract and retain such personnel on acceptable terms, if at all. If we lose any key employees, or are unable to attract and retain qualified personnel, advisors or consultants, our business may be harmed.

If third party vendors upon whom we rely to conduct our preclinical studies or clinical trials do not perform or fail to comply with strict regulations, these studies or clinical trials for our product candidates may be terminated, delayed or fail.

We have limited experience in conducting and managing preclinical studies and clinical trials. We have historically relied and intend to continue to rely on third parties, including clinical research organizations, consultants and principal investigators, to assist us in managing, monitoring and conducting our preclinical studies and clinical trials. We rely on these vendors and individuals to perform many facets of the development process, including IND-enabling studies, the recruitment of sites and patients for participation in our clinical trials, to maintain positive relations with the clinical sites and to ensure that these sites are conducting our trials in compliance with the protocol, our instructions and applicable regulations. If these third parties fail to perform satisfactorily or do not adequately fulfill their obligations under the terms of our agreements with them, we may not be able to enter into alternative arrangements without undue delay or additional expenditures, and therefore the pre-clinical studies and clinical trials of our product candidates may be delayed or prove unsuccessful. Further, the FDA may inspect some of the clinical sites participating in our clinical trials, or our third-party vendors’ sites, to determine if our clinical trials are being conducted according to current good clinical practices. If we or the FDA determine that our third-party vendors are not in compliance with, or have not conducted our clinical trials according to applicable regulations, we may be forced to delay, repeat or terminate such clinical trials. Any delay, repetition or termination of our pre-clinical studies and clinical trials could be very costly, result in the elimination of a development program, and materially harm our business.

If third-party contract manufacturers, upon whom we rely to manufacture our product candidates do not perform, fail to manufacture according to our specifications, or fail to comply with strict regulations, our preclinical studies or clinical trials and the development of our product candidates could be terminated, delayed, or adversely affected.

We do not own or operate any manufacturing facilities. We have historically contracted with third-party manufacturers to produce the preclinical and clinical trial materials we use to test our product candidates in development, and we intend to continue to rely on third-party contract manufacturers, at least for the foreseeable future, to manufacture these preclinical and clinical trial materials. Our reliance on third-party contract manufacturers exposes us to a number of risks, any of which could delay or prevent the completion of preclinical studies or clinical trials, the regulatory approval or commercialization of our product candidates, result in higher costs, or deprive us of potential product revenues. Some of these risks include:

•	the manufacture of products requires compliance with numerous and strict safety, quality and regulatory standards. Our contract manufacturers may not produce our product candidates according to their own standards, our specifications, current good manufacturing procedures, or cGMP, or may otherwise manufacture material that we or the FDA may deem to be unusable in our clinical trials;

•	our contract manufacturers may be unable to increase the scale of, or increase the capacity for, our product candidates, we may experience a shortage in supply, or the cost to manufacture our products may increase to the point where it adversely affects the cost of our products. We cannot assure you that our contract manufacturers will be able to manufacture our products at a suitable scale, or we will be able to find alternative manufacturers acceptable to us that can do so;

•	our third-party contract manufacturers may place a priority on the manufacture of their own products, or other customers’ products;

•	our contract manufacturers may fail to perform as agreed or may not remain in the contract manufacturing business;

•	our manufacturers’ plants may be closed as a result of regulatory sanctions or a natural disaster.

Drug manufacturers are subject to ongoing periodic inspections by the FDA, the United States Drug Enforcement Administration, or DEA, and corresponding state and foreign agencies to ensure strict compliance with FDA-mandated current good manufacturing practices, or cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit their performance, we do not have control over our third-party manufacturers’ compliance with these regulations and standards. Failure by our third-party manufacturers, or us, to comply with applicable regulations could result in sanctions being imposed on us or the drug manufacturer from the production of other third-party products. These sanctions include fines, injunctions, civil penalties, failure of the government to grant pre-market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

In the event that we need to change our third-party contract manufacturers, our preclinical studies, clinical trials and the development of our products could be delayed, adversely affected or terminated or such a change may result in higher costs.

Due to regulatory restrictions inherent in an IND, NDA or BLA, the manufacture of our product candidates may be sole-sourced. In accordance with cGMPs, changing manufacturers may require the re-validation of the manufacturing processes and procedures and may require further preclinical studies or clinical trials. Changing our current or future contract manufacturers may be difficult for us and could be costly and take years to complete, which could result in our inability to manufacture our products or product candidates for an extended period of time or possibly additional clinical trials.

Our product candidates may have undesirable side effects when used alone or in combination with other products that may prevent their regulatory approval or limit their use if approved.

We must demonstrate the safety of our product candidates to obtain regulatory approval to advance their clinical development or to market them. In preclinical studies and clinical trials conducted to-date our product candidates have generally been well tolerated, however these studies and trials involved a small number of subjects or patients. We may observe adverse or significant adverse events in future preclinical studies or clinical trials of these product candidates. Any side effects associated with our product candidates in development may outweigh their potential benefit and result in the termination the development program, prevent regulatory approval or limit their market acceptance if they are ultimately approved.

Our industry is highly competitive and subject to rapid technological changes. As a result, we may be unable to compete successfully or develop innovative products, which could harm our business.

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about genetics and develop new technologies and scientific approaches to treating and preventing disease. Our current and potential competitors generally include, among others, major multi-national pharmaceutical companies, large, medium and small biotechnology firms, universities and other research institutions, such as GlaxoSmithKline, Norvatis and Merck in the shingles market, Pfizer, Merck and Gilead in the HIV market, and Roche and Schering-Plough in the hepatitis C market. Most of these companies and institutions, either alone or together with their collaborators, have substantially greater financial or corporate resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborators, have significantly greater experience than we do in discovering, developing, manufacturing and marketing products, particularly those based upon small molecules. Future developments by others may render our product candidates or technologies obsolete or noncompetitive.

We also face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for in licensing technology from or otherwise establishing relationships with academic and research institutions and for attracting investigators and clinical sites capable of conducting our clinical trials and for licenses of proprietary technology. These competitors, either alone or with their collaborators, may succeed in developing technologies or products that are more effective, less expensive or easier to administer than ours. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for their product candidates more rapidly than we can. Companies that complete clinical trials, obtain required regulatory approvals and commercialize their products before their competitors may achieve a significant competitive advantage, including certain patent and FDA marketing exclusivity rights that could delay the ability of competitors to market certain products. We cannot assure you that product candidates resulting from our research and development efforts, or from joint efforts with our collaborators, will be able to compete successfully with our competitors’ existing products or products under development.

We have experienced operating losses since our inception. We expect to continue to incur such losses for the foreseeable future and we may never become profitable.

Since inception (May 13, 1994) through December 31, 2007, we have incurred a cumulative deficit of approximately $214 million. Our losses to date have resulted principally from:

•	costs related to our research programs and the clinical development of our product candidates; and

•	general and administrative costs relating to our operations.

We anticipate incurring losses for the foreseeable future assuming we further develop our product candidates, which will generally require us to conduct significant research and laboratory testing, conduct extensive and expensive clinical trials, and seek regulatory approvals. We cannot assure you that we will ever generate direct or royalty revenue from the sale of products or ever become profitable. Based on our current strategy, our quarterly and annual operating costs and revenues may become highly volatile, and comparisons to previous periods will be difficult.

Our revenues, expenses and results of operations will be subject to significant fluctuations, which will make it difficult to compare our operating results from period to period.

Until we have successfully developed a product candidate, we expect that substantially all of our revenue will result from payments we receive under collaborative arrangements or license agreements where we grant others the right to use our intellectual property or know-how. We may not be able to generate additional revenues under existing or future collaborative agreements. Furthermore, payments potentially due to us under our existing and any future collaborative arrangements, including any milestone and up-front payments, are intermittent in nature and are subject to significant fluctuation in both timing and amount, or may never be earned or paid. Further some of our collaboration arrangements allow our partner to terminate the agreement on relatively short notice. Therefore, our historical and current revenues may not be indicative of our ability to achieve additional payment-generating milestones in the future. We expect that our operating results will also vary significantly from quarter to quarter and year to year as a result of newly entered into in-licensing agreements and the acquisition of FermaVir, our re-focused research and development efforts, the execution or termination of collaborative arrangements, the initiation, success or failure of preclinical and clinical trials, the timing of the manufacture of our product candidates or other development related factors. Accordingly, our revenues and results of operations for any period may not be comparable to the revenues or results of operations for any other period.

We are dependent on third parties to discover additional product candidates, that in the future may limit our ability to generate additional revenues.

We do not have significant internal discovery capabilities at this time, we do not intend to build such capabilities. Accordingly, we have relied and will continue to rely on third parties to discover new product candidates through sponsored research or in-licensing. We will face substantial competition for in-licensing arrangements or sponsored research opportunities from others, many of which may have greater resources then we have. Additional opportunities may not be available to us, or if available, the terms may not be acceptable. In addition many compounds that appear promising in discovery or early preclinical studies fail to progress to become lead product candidates or ever advance into clinical trials. Our research and development efforts may not lead to the discovery of any additional product candidates that would be suitable for further preclinical or clinical development. The discovery of additional product candidates requires significant time, research and preclinical studies, as well as a substantial commitment of resources. There is a great deal of uncertainty inherent in our research efforts and, as a consequence, our ability to fill our product pipeline with additional product candidates may not be successful.

The requirements of being a publicly-traded company may strain our corporate infrastructure and increase our overall operating costs.

As a publicly-traded company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the listing requirements of the NASDAQ Stock Market LLC. Section 404 of the Sarbanes-Oxley Act requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to assess the effectiveness of our internal control over financial reporting, which is expensive and requires the attention of our limited management personnel.

The obligations associated with being a publicly-traded company require significant additional expenditures and place additional demands on our management, administrative, operational, and finance resources as we comply with the reporting requirements of a public company. If we are unable to accomplish our objectives in a timely and effective manner, our ability to comply with the rules that apply to public companies could be impaired and ultimately affect our business. We will continue to incur or may have substantial increases in our expenses as a result of being a public company.

If a product liability claim is successfully brought against us for uninsured liabilities or such claim exceeds our insurance coverage, we could be forced to pay substantial damage awards.

The use of any of our existing or future product candidates in clinical trials and the sale of any approved products may expose us to product liability claims. We currently have product liability insurance coverage for our clinical trials in the amount of $5.0 million. In the event any of our product candidates is approved for sale by the FDA and commercialized, we may need to increase our product liability coverage. Such insurance coverage may not protect us against any or all of the product liability claims that may be brought against us in the future. We may not be able to acquire or maintain adequate insurance coverage at a commercially reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us. Defending any product liability claim or claims could require us to expend significant financial and managerial resources, which could have an adverse effect on our business.

If our use of hazardous materials results in contamination or injury, we could suffer significant financial loss.

Our research and manufacturing activities involve the controlled use of certain hazardous materials and medical waste. Notwithstanding the regulations controlling the use of these materials and the safety procedures we undertake, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge or exposure, we may be held liable for any resulting damages, which may exceed our financial resources.

Risks Relating to the Commercialization of our Product Candidates

We may delay or terminate the development of a product candidate if the perceived market size or commercial opportunity does not justify further investment, which could materially harm our business.

Even though the results of preclinical studies and clinical trials may support further development of one or more of our drug candidates, we may delay or terminate the future development of a drug candidate at any time for strategic, business, or financial reasons, including the determination or belief that the emerging profile of the drug candidate is such that it may not gain meaningful acceptance or otherwise provide any competitive advantages in its intended indication or market.

If the actual or perceived therapeutic benefits of FV-100 are not different from competing generic drugs, we may terminate the development of FV-100, or our ability to generate significant revenue may be limited and our potential profitability could be harmed.

Valtrex®, Famvir® and Zovirax® are existing drugs use to treat shingles patients. Zovirax is a generic drug and Valtrex and Famvir will both be generic drugs by 2010. Accordingly, if FV-100 does not provide significant therapeutic benefits over these existing comparable drugs then we may terminate or delay the future development of a FV-100 at any time. We cannot provide any assurance that later stage clinical trials will demonstrate therapeutic benefits over existing therapies, as perceived in our early stage preclinical studies and clinical trials.

If we fail to enter into collaborations to commercialize our product candidates, or other sales, marketing and distribution arrangements with third parties, or otherwise establish marketing and sales capabilities, we may not be able to successfully commercialize our products.

We currently have no infrastructure to support the commercialization of any of our product candidates, and have little, if any, experience in the commercialization of pharmaceutical products. Therefore, our future profitability will depend in part on our ability to access or develop a capable sales force and suitable marketing capabilities. We anticipate that we will need to establish relationships with other companies to commercialize some or all of our products in North America and in other countries around the world. To the extent that we enter into license and collaboration agreements, or marketing and sales arrangements with other companies to sell, promote or market our products in the United States or abroad, our product revenues, which may be in the form of indirect revenue, a royalty, or a split of profits, will depend largely on their efforts, which may not be successful. The development of third party sales force and marketing capabilities will result in us incurring significant costs before the time that we may generate significant revenues. We may not be able to attract and retain qualified third parties or marketing or sales personnel, or be able to establish an effective sales force.

We may be unable to successfully develop product candidates that are the subject of collaborations if our collaborators do not perform, terminate our agreements, or delay the development of our product candidates.

We have in the past and expect to continue to enter into and rely on collaborations or other business arrangements with third parties to develop and/or commercialize our existing and future product candidates. Such collaborators or partners may not perform as agreed, fail to comply with strict regulations or elect to delay or terminate their efforts in developing or commercializing our product candidates, even though we have performed our obligations under the arrangement. We cannot assure you that any product candidates will emerge from our relationships with Wyeth or 3M Company or any other new license or collaboration agreements we may enter into in the future related to any of our other product candidates.

If government and third-party payers fail to provide adequate reimbursement or coverage for our products or those we develop through collaborations, our revenues and potential for profitability will be harmed.

In the United States and most foreign markets, our product revenues and therefore the inherent value of our product candidates and products will depend largely upon the reimbursement rates established by third-party payers for such product candidates or products. Such third-party payers include government health administration authorities, managed-care providers, private health insurers and other organizations. These third-party payers are increasingly challenging the price and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs or pharmaceutical products. We may need to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of our products. Such studies may require us to commit a significant amount of management time and financial and other resources. We cannot assure you that our products will be reimbursed in part, or at all, by any third-party payers.

Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare, including pharmaceutical drugs. In some foreign markets, governments control prescription drugs’ pricing and profitability. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put downward pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we receive for any of our products in the future, which would limit our revenues and profitability. Accordingly, legislation and regulations affecting the pricing of pharmaceutical products may change before our product candidates are approved for sale, which could further limit or eliminate reimbursement rates for our products.

If any product candidates that we develop independently or through collaborations are approved but do not gain meaningful acceptance in their intended markets, we are not likely to generate significant revenues or become profitable.

Even if our product candidates are successfully developed and we or a partner or collaborator obtain the requisite regulatory approvals to sell our products in the future, they may not gain market acceptance or utilization among physicians and patients. The degree of market acceptance for any of our product candidates that may be commercialized will depend on a number of factors, including:

•	the therapeutic efficacy or perceived benefit of the product;

•	the level of reimbursement available to cover the cost of the product;

•	the cost of the product to the user or payer;

•	the product’s potential advantages over existing or alternative therapies;

•	the actual or perceived safety of similar classes of products;

•	the effectiveness of sales, marketing and distribution capabilities; and

•	the scope of the product label approved by the FDA.

There can be no assurance that physicians will choose to administer our products to the intended patient population. If our products do not achieve meaningful market acceptance, or if the market for our products proves to be smaller than anticipated, we may not generate significant revenues or ever become profitable.

Even if we or our collaborator achieve market acceptance for our product candidates, we may experience downward pricing pressure on the price of our products due to generic competition and social or political pressure to lower the cost of drugs to treat HIV and HCV.

Several FDA-approved products are already available in generic form or face patent expiration in the next several years in the certain markets and indications we are pursuing, including therapies for the treatment of shingles and HIV. We expect to face competition from these generic drugs, including significant price-based competition. Further, pressure from AIDS awareness and other social activist groups whose goal it is to reduce the cost of HIV drug prices, particularly in less developed nations may also put downward pressure on the prices of HIV drugs, including our integrase program. Similar trends of generic competition or social or political pressure may occur for our HCV program, which could result in downward pressure on those prices as well.

If conflicts arise between our collaborators and us, our collaborators may act in their best interest and not in our best interest, which could adversely affect our business.

Conflicts may arise with our collaborators if they pursue alternative therapies for the same diseases that are targeted by intellectual property rights we have licensed to them. Competing products, either developed by our existing or future collaborators, may result in development delays or the withdrawal of their support for our product candidates. Additionally, conflicts may arise if there is a dispute about the progress of, or other activities related to, the clinical development of a product candidate, the achievement and payment of a milestone amount or the ownership of intellectual property that is developed during the course of the collaborative arrangement. Similarly, we may disagree with a collaborator as to which party owns newly developed products. Should an agreement be terminated as a result of a dispute and before we have realized the benefits of the collaboration, we may not be able to obtain revenues that we anticipated receiving.

If patent applications that we, or our licensors, have filed or may file in the future with respect to our development programs are not issued or the claims are restricted, our business prospects could be harmed.

Many patents that we expect to rely upon to protect our intellectual property rights, particularly with respect to our antiviral drug development programs, have been filed but not yet issued. These pending patent applications, or those we may file or license from third parties in the future, may not result in patents being issued. Further, until a patent is issued, any or all claims covered by the patent may be narrowed or removed entirely, and therefore we may ultimately not obtain full patent protection we sought, if at all. As a result, we may conclude that without certain patent rights, the risk and cost of further developing and commercializing certain product candidates is too great, thus adversely affecting our business prospects.

If we are unable to adequately protect or expand our intellectual property, our business prospects could be harmed.

Our success depends in part on our ability to:

•	obtain and maintain intellectual property rights and patents, or rights to intellectual property and patents, and maintain their validity;

•	protect our trade secrets; and

•	prevent others from infringing on our proprietary rights or patents.

We will be able to protect our proprietary intellectual property rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent position of drug and biopharmaceutical companies involves complex legal and factual questions, and, therefore, we cannot predict with certainty whether we will be able to ultimately enforce our patents or proprietary rights. Therefore, any issued patents that we own or have rights to may be challenged, invalidated or circumvented, and may not provide us with the protection against competitors that we anticipate.

The degree of future protection for our proprietary intellectual property rights is uncertain because issued patents and other legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we, or our licensors might not have been the first to make the inventions covered by each of our or our licensors’ pending patent applications and issued patents, and we may have to engage in expensive and protracted interference proceedings to determine priority of invention;

•	our, or our licensors’ pending patent applications may not result in issued patents;

•	our, or our licensors’ issued patents may not provide a basis for commercially viable products or may not provide us with any competitive advantages or may be challenged by third parties;

•	third parties may design around our or our licensors’ patent claims to produce competitive products which fall outside the scope of our or our licensors’ patents; or

Because of the extensive time required for the development, testing and regulatory review of a product candidate, it is possible that before any of our product candidates can be approved for sale and commercialized, our relevant patent rights may expire or such patent rights may remain in force for only a short period following commercialization. Patent expiration could adversely affect our ability to protect future product development and, consequently, our operating results and financial position. Also, patent rights may not provide us with adequate proprietary protection or competitive advantages against competitors with similar technologies. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, we may not be able to prevent a third party from infringing our patents in a country that does not recognize or enforce patent rights, or that imposes compulsory licenses on or restricts the prices of life-saving drugs. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property.

We may not develop or obtain rights to products or processes that are patentable. Even if we or our licensors do obtain patents, such patents may not adequately protect the products or technologies we own or have licensed. In addition, we may not have total control over the patent prosecution of subject matter that we license from others. Accordingly, we may be unable to exercise the same degree of control over this intellectual property as we would over our own. Others may challenge, seek to invalidate, infringe or circumvent any pending or issued patents we own or license, and rights we receive under those issued patents may not provide competitive advantages to us. We cannot assure you as to the degree of protection that will be afforded by any of our issued or pending patents, or those licensed by us.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek to protect these, in part, through confidentiality and non-disclosure agreements. These agreements may not provide meaningful protection for our technology or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information. Failure to protect our trade secrets and proprietary know-how could seriously impair our competitive position and harm our business. We may become involved in costly litigation in order to enforce patent rights or protect trade secrets or know-how that we own or license.

If a third party claims we are infringing on its intellectual property rights, we could incur significant expenses, or be prevented from further developing, or commercializing our product candidates.

Our success will largely depend on our ability to operate without infringing the patents and other proprietary intellectual property rights of third parties. This is generally referred to as having the freedom to operate. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property claims, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are lengthy, costly and time-consuming and their outcome is highly uncertain. We may become involved in litigation in order to determine the enforceability, scope and validity of the proprietary rights of others, or to determine whether we have the freedom to operate with respect to the intellectual property rights of others.

Patent applications in the United States are, in most cases, maintained in secrecy until 18 months after the patent application is filed. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to products similar to our product candidates may have already been filed by others without our knowledge. In the event an infringement claim is brought against us, we may be required to pay substantial legal fees and other expenses to defend such a claim and, if we are unsuccessful in defending the claim, we may be prevented from pursuing the development and commercialization of a product candidate and may be subject to injunctions and/or damage awards.

If we become involved in any patent litigation, interference or other legal proceedings, we will incur substantial expense, and the efforts of our technical and management personnel will be significantly diverted. A negative outcome of such litigation or proceedings may expose us to loss of our proprietary position or to significant liabilities, or require us to seek licenses that may not be available from third parties on commercially acceptable terms, if at all. We may be restricted or prevented from developing, manufacturing and selling our product candidates in the event of an adverse determination in a judicial or administrative proceeding, or if we fail to obtain necessary licenses.

Our current and future product candidates may be covered by third-party patents or other intellectual property rights, in which case we would need to obtain a license or sublicense to these rights in order to have the appropriate freedom to further develop or commercialize them. Any required licenses may not be available to us on acceptable terms, if at all. If we do not obtain the required licenses or sublicenses, we could encounter delays in the development of our product candidates, or be prevented from developing, manufacturing and commercializing our product candidates at all. If it is determined that we have infringed an issued patent and do not have the freedom to operate, we could be subject to injunctions, and/or compelled to pay significant damages, including punitive damages. In cases where we have in-licensed intellectual property, our failure to comply with the terms and conditions of such agreements could harm our business.

We may be unable to enter into future license, collaborations or other transactions with respect to our Aurexis program, which could harm our business.

Currently, we do not intend to continue to independently advance the clinical development of Aurexis. We plan to leverage our capabilities and intellectual property associated with our Aurexis program by pursuing licenses, corporate collaborations or other business arrangements that could provide financial and other synergistic capabilities to support the further development and potential of the Aurexis program. We have several existing license and collaboration agreements based upon our MSCRAMM protein platform. These include an agreement with Wyeth for the development of staphylococcal vaccines and with 3M Company for the development of diagnostics products. We cannot assure you that we will be able to successfully enter into any additional licenses, collaborations, or other transactions related to Aurexis on terms acceptable to us or at all.

Risks Related to Owning Our Common Stock

The price of our common stock price has been highly volatile, and your investment in us could suffer a decline in value.

The market price of our common stock has been highly volatile since the completion of our initial public offering in June 2004. The market price of our common stock is likely to continue to be highly volatile and could be subject to wide fluctuations in response to various factors and events, including but not limited to:

•	our ability to successfully advance our drug development programs through preclinical and clinical development activities;

•	disclosures of any favorable or unfavorable data from our preclinical studies or clinical trials, or other regulatory developments concerning our clinical trials, manufacturing or product candidates;

•	our ability to manage our cash burn rate at an acceptable level;

•	the approval or commercialization of new products by us or our competitors, and the disclosure thereof;

•	announcements of scientific innovations by us or our competitors;

•	rumors relating to us or our competitors;

•	public concern about the safety of our product candidates, products or similar classes of products;

•	litigation to which we may become subject;

•	actual or anticipated variations in our annual and quarterly operating results;

•	changes in general conditions or trends in the biotechnology and pharmaceutical industries;

•	changes in drug reimbursement rates or government policies related to reimbursement;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	new regulatory legislation adopted in the United States or abroad;

•	changes in patent legislation in the United States or abroad

•	our failure to achieve or meet equity research analysts’ expectations or their estimates of our business, or a change in their recommendations concerning us, the value of our common stock or our industry in general;

•	termination or delay in any of our existing or future collaborative arrangements;

•	future sales of equity or debt securities in connection with raising capital;

•	the sale of shares held by our directors or management;

•	the loss of our eligibility to have shares of our common stock traded on the NASDAQ Global or Capital Market due to our failure to maintain minimum listing standards;

•	changes in accounting principles;

•	failure to comply with the periodic reporting requirements of publicly-owned companies, under the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002; and

•	general economic conditions.

In addition, the stock market in general, and more specifically the NASDAQ Global and Capital Markets and the market for biotechnology stocks in particular, have historically experienced significant price and volume fluctuations. Volatility in the market price for a particular biotechnology company’s stock has often been unrelated or disproportionate to the operating performance of that company. Market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. Due to this volatility, investors may be unable to sell their shares of our common stock at or above the price they paid.

We currently do not meet the standards for continued listing on The NASDAQ Global Market, and there is no guarantee that we will meet these standards in the future. If we are delisted the value of your investment may substantially decrease.

On January 9, 2008, we were notified by the NASDAQ Global Market that we failed to meet the minimum listing requirements due to the fact that our common stock had not traded above $1 per share for 30 days. To maintain our listing on The NASDAQ Global Market, our common stock must have a closing bid price of $1.00 for ten consecutive days before July 8, 2008, in addition to meeting other continued listing requirements of NASDAQ Marketplace Rule 4450(a)(5). If we are unable to meet the closing bid price requirement before July 8, 2008, we may apply to transfer our listing to the NASDAQ Capital Market if our common stock satisfies all of the criteria under Marketplace Rule 4310(c) for initial inclusion on such market, other than compliance with the minimum bid price rule. If our application is approved, the NASDAQ Marketplace Rules provide that we will be afforded an additional 180 calendar days to comply with the minimum bid price rule while listed on the NASDAQ Capital Market. If we fail to maintain our listing on the NASDAQ Capital Market our shares will likely trade on the NASDAQ OTC Market. We may consider a reverse stock spilt of our common stock to increase the bid price above $1.00. Any future delisting or change in market class from NASDAQ may adversely affect the trading price of our common stock, significantly limit the liquidity of our common stock and impair our ability to raise additional funds.

Future issuances of shares of our common stock may cause our stock price to decline, even if our business is doing well.

The issuance of a significant number of shares of our common stock, or the perception that such future sales could occur, particularly with respect to our directors, executive officers, and other insiders or their affiliates, could materially and adversely affect the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities at a price we deem appropriate.

If we raise additional capital in the future, your ownership in us could be diluted.

We anticipate that we will need to raise additional capital in the future to support or fund our current strategy and our planned operations. Any issuance of additional equity we may undertake in the future could cause the price of our common stock to decline, or require us to issue shares at a price that is lower than that paid by holders of our common stock in the past, which would result in those shares being dilutive. If we obtain funds through a credit facility or through the issuance of debt or preferred securities, these securities would likely have rights senior to your rights as a common stockholder.

Insiders and affiliates continue to have substantial control over us, which could delay or prevent a change in control of us.

As of December 31, 2007, our directors and executive officers, together with their affiliates, beneficially owned, in the aggregate, approximately 33% of the outstanding shares of our common stock. As a result, these stockholders, acting together, may have the ability to delay or prevent a change in control that may be favored by other stockholders and otherwise exercise significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

•	the appointment of directors;

•	the appointment, change or termination of management;

•	any amendment of our certificate of incorporation or bylaws;

•	the approval of some acquisitions or mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

•	the defeat of any non-negotiated takeover attempt that might otherwise benefit the public stockholders.

Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could discourage, delay or prevent a change in our control or our management.

Provisions of our amended and restated certificate of incorporation, bylaws and the laws of Delaware, the state in which we are incorporated, may discourage, delay or prevent a change in control of us or a change in management that stockholders may consider favorable. These provisions:

•	establish a classified, or staggered, Board of Directors, so that not all members of our board may be elected at one time;

•	set limitations on the removal of directors;

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our Board of Directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions could discourage proxy contests and make it more difficult for you and other stockholders to remove and elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “forecast,” “potential,” “likely” or “possible”, as well as the negative of such expressions, and similar expressions intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to:

•	our ability to successfully advance and develop our preclinical and clinical product candidates;

•	the expected timing of certain milestones, events and the development plans associated with our development programs;

•	our ability to successfully execute our strategy;

•	the expected timing of initiating and/or completing a Phase I trial evaluating single and multiple ascending doses of FV-100 in healthy volunteers;

•	our plan and the length of time it may take to select a lead candidate for our HIV integrase inhibitor program;

•	our plan and length of time it may take to select a lead candidate for our HCV polymerase inhibitor program and our CMV nucleoside analogue program;

•	our intent to further leverage or monetize our MSCRAMM® platform, including Aurexis, through licenses, co-development, collaborations or other transactions;

•	our intent to establish new strategic collaborations in the future to accelerate the development and commercialization of our drug candidates;

•	our plans to support our existing collaborations;

•	the potential for our drugs to have improved potency, different resistance profiles, improved safety profiles, less adverse side effects, to be used in combination therapy to improve efficacy, acute pain and complex dosing schedules;

•	our plans and the length of time it may take to enter into a co-development, collaboration or another business transaction for Aurexis;

•	the number of months that our current cash, cash equivalents, and short-term investments will allow us to operate;

•	our future financing requirements, the factors that may influence the timing and amount of these requirements, and how we expect to fund them;

•	potential future revenue from collaborative research agreements, partnerships, license agreements, or materials transfer agreements;

•	our ability to generate product-related revenue in the future;

•	adequacy of our office and lab facility; and

•	anticipated future and increased losses from operations and the potential volatility of our quarterly and annual operating costs.

These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties including, without limitation: the continued successful development of our product candidates; 3M Company or Wyeth terminating our license and collaborative research agreements; maintaining sufficient resources, including executive management and key employees; our ability to successfully develop current and future product candidates either in collaboration with a partner or independently and through the regulatory process; our ongoing or future preclinical studies or clinical trials not demonstrating the appropriate safety and efficacy of our product candidates; our ability to secure and our use of third-party contract clinical and preclinical research and data management organizations, and manufacturers, who may not fulfill their contractual obligations or otherwise perform satisfactorily in the future; manufacturing and maintaining sufficient quantities of preclinical and clinical trial material on hand to complete our preclinical studies or clinical trials on a timely basis; failure to obtain regulatory approval to commence or continue our clinical trials or to market our product candidates; our ability to protect and maintain our proprietary intellectual property rights from unauthorized use by others; our collaborators fail to fulfill their obligations under our agreements with them in the future; our ability to attract suitable organizations to collaborate on the development and commercialization of our product candidates; the condition of the financial equity and debt markets and our ability to raise sufficient funding in such markets; our ability to manage our current cash reserves as planned; our ability to in-license or acquire additional antiviral development programs in the future to expand our emerging antiviral pipeline; changes in general economic business or competitive conditions; and other statements contained elsewhere in this prospectus, risk factors described in or referred to in greater detail in the “Risk Factors” section of this prospectus and risks described in our reports filed with the

Securities and Exchange Commission, which are incorporated herein by reference. There may be events in the future that we are unable to predict accurately, or over which we have no control. Before you purchase our common stock, you should read this prospectus and the documents that we reference in this prospectus or that have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our business, financial condition, results of operations, and prospects may change. We may not update these forward-looking statements, even though our situation may change in the future, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

Inhibitex®, MSCRAMM®, Veronate®, and Aurexis® are registered trademarks of Inhibitex, Inc.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares being offered pursuant to this prospectus. See “Selling Stockholders” and “Plan of Distribution”. If warrants to purchase all of the underlying 5,816,926 shares are exercised for cash, we would receive approximately $4.5 million of total proceeds. We intend to use these proceeds, if any, for general working capital purposes. The principal purpose of this offering is to effect an orderly disposition of the selling stockholders’ shares.

SELLING STOCKHOLDERS

On September 19, 2007, we completed the acquisition of FermaVir Pharmaceuticals, Inc., or FermaVir. This prospectus covers the resale by selling stockholder affiliates of FermaVir of 2,682,716 shares of our common stock and by certain warrant holders of 5,816,926 shares issuable upon the exercise of warrants we assumed in the acquisition.

We are registering the above-referenced shares to permit each of the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell the shares in the manner contemplated under the “Plan of Distribution.”

The shares offered by this prospectus may be offered from time to time by the selling stockholders and the selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

The following table sets forth the name of each selling stockholder, the number of shares owned by (including warrant shares) each of the respective selling stockholders, the number of shares and shares underlying warrants that may be offered under this prospectus and the number of shares of our common stock owned by the selling stockholders after this offering is completed. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus.

None of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us, except that upon consummation of the acquisition of FemaVir, Dr. Geoffrey Henson became Senior Vice President of Drug Development for the company and Mr. Gabriele Cerrone who became a Director of the company.

Based on the information provided to us by the selling stockholders, none of the selling stockholders is, or is affiliated with, a broker-dealer. Each of the selling stockholders has represented to us that it had no agreements or understanding, directly or indirectly, with any person to distribute the securities.

Ownership is based upon information provided by each respective selling stockholder, Forms 4, Schedules 13G and other public documents filed with the Securities and Exchange Commission and a Board member and others familiar with some of these stockholders. Unless otherwise noted, none of the share amounts set forth below represents more than 1% of our outstanding stock as of February 28, 2008, adjusted as required by rules promulgated by the SEC. The percentages of shares owned after the offering are based on 42,791,779 shares of our common stock outstanding as of February 28, 2008.

The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares since the date on which the information in the table is presented. Information about the selling stockholders may change over time.

	Shares of
	Common
	Stock		Number of Shares
	Owned		Being Offered		Shares Owned
	Prior to			Warrant	after Offering
Name	Offering(1)		Shares	Shares	Number(2)	Percent

Andrea DeMegni	32,464		—	4,234	28,230		*
Andrea Rossi	2,574		—	2,574	—	—
Babington Microcap Management Ltd.	415,751	(3)	—	365,751	50,000		*
Christoph Bruening	430,374		—	291,041	139,333		*
Early Bird BioInvestments Ltd.	1,249,875	(4)	—	586,667	663,208	1.5
Eureka Science Incubator	1,819,148	(5)	—	1,170,279	648,869	1.5
Fimi S.p.A.	94,875	(6)	—	12,375	82,500		*
Gary Jacob	413,334		—	146,667	266,667		*
Geoffrey Henson	355,666	(7)	14,666	29,333	311,667		*
Giorgio DeMegni	94,875		—	12,375	82,500		*
Golden Eye Biocapital Ltd.	1,838,913	(8)	—	1,627,084	211,829		*
Howard Freedberg	6,188		—	6,188	—	—
Jeffrey Fessler	22,000		—	14,667	7,333		*
Luca Orlandi	12,375		—	12,375	—	—
Maria Rosa Olcese	176,000		—	24,750	151,250		*
Mario Rino Gambari	189,750		—	24,750	165,000		*
Mayflower Medical Ventures Ltd.	420,868	(9)	—	82,500	338,368		*
Mike Wilkins	177,375		—	122,375	55,000		*
MRM Investments Ltd.	15,345	(10)	—	15,345	—	—
Nicola Granato	71,999		—	22,000	49,999		*
Panetta Partners, Ltd.	2,985,674	(11)	2,102,100	883,575	—	—
Raffaele Petrassi	26,125		—	26,125	—	—
Salinas Strategic Healthcare SA	704,384	(12)	—	293,333	411,051	1.0
SLED S.p.A.	94,875	(13)	—	12,375	82,500		*
Stanley Neal Tennant	81,188		—	6,188	75,000		*
The Promotion Factory	71,999	(14)	—	22,000	49,999		*
Chris McGuigan	605,550	(15)	565,950	—	39,600		*

TOTAL	12,409,545		2,682,716	5,816,926	3,909,903	9.1

*	Represents less than 1%.

(1)	Includes shares which may be obtained upon the exercise of outstanding warrants which were assumed in connection with the merger completed on September 19, 2007 between FermaVir Pharmaceuticals, Inc., Inhibitex, Inc., and Frost Acquisition Corp (a wholly-owned subsidiary of Inhibitex, Inc.)

(2)	Assumes the sale of all of the shares offered by this prospectus.

(3)	Stephen J. Boyle has voting and dispositive power over these shares.

(4)	Christopher J. Lavin has voting and dispositive power over these shares.

(5)	Pamela Wallace has voting and dispositive power over these shares.

(6)	Wolf Chitis has voting and dispositive power over these shares.

(7)	Consists of 14,666 shares of common stock, 29,333 shares which may be obtained upon the exercise of outstanding warrants and 311,667 shares which may be obtained upon the exercise of exercisable stock options.

(8)	Sarah Petre-Mears has voting and dispositive power over these shares.

(9)	Thomas Lane has voting and dispositive power over these shares.

(10)	Guiseppe Burgio has voting and dispositive power over these shares.

(11)	Consists of 2,102,100 shares of common stock and 883,575 shares which may be obtained upon the exercise of outstanding warrants and 39,600 shares which may be obtained upon the exercise of outstanding stock options held by Gabriele M. Cerrone. Mr. Gabriele M. Cerrone, one of our directors, is the sole managing partner of Panetta Partners Ltd. and in such capacity only exercises voting and dispositive control over securities owned by selling stockholder, despite him having only a small pecuniary interest in such securities.

(12)	Greg Davis has voting and dispositive power over these shares.

(13)	Wolf Chitis has voting and dispositive power over these shares.

(14)	Venanzio Ciampa has voting and dispositive power over these shares.

(15)	Consists of 565,950 shares of common stock and 39,600 shares of common stock which may be obtained upon the exercise of stock options. outstanding stock options.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein include donees, pledgees, transferees or other successors-in-interest selling shares of our common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on the Nasdaq Global Market (or any other exchange on which the shares may be listed);

•	on the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers agreeing with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b) or under any applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may, in turn, engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker- dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering except that we will receive the exercise price of any warrants exercised for cash.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have borne and will bear substantially all of the costs, expenses and fees in connection with the registration of the shares, other than any commissions, discounts or other fees payable to broker-dealers in connection with any sale of shares, which will be borne by the selling stockholder selling such shares of common stock. We have agreed to indemnify certain of the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders may be subject to the anti-manipulation rules of Regulation M, which may limit the timing of purchases and sales of shares of our common stock by such selling stockholders. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have agreed with each selling stockholder to keep the registration statement continuously effective and usable for the resale of the registrable shares covered thereby for a period commencing on the date on which the SEC declares such registration statement effective and ending on the earlier of (x) the date upon which all of the registrable shares first become eligible for resale pursuant to Rule 145 under the Securities Act without restriction or (y) the first date upon which all of the registrable shares covered by the registration statement have been sold pursuant to the registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the SEC.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site (http://www.sec.gov).

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of the prospectus but before the end of any offering made under this prospectus and accompanying prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC on March 14, 2008; and

•	our definitive proxy statement filed with the SEC on April 16, 2008.

We also incorporate by reference any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (1) on or after the date of filing of the registration containing this prospectus and prior to the effectiveness of the registration statement and (2) on or after the date of this prospectus until the selling stockholders sell all the common stock registered hereunder. These documents will become a part of this prospectus from the date that the documents are filed with the Securities and Exchange Commission.

Upon oral or written request and at no cost to the requester, we will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. All requests should be made to: Inhibitex, Inc., 9005 Westside Parkway, Alpharetta, GA 30004, Attn: Corporate Secretary. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Dechert LLP, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

8,499,642 Shares